# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACRES Commercial Realty Corp., CIK 0001332551
CUSIP: 00489Q102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Date of event which requires filing of this statement: 03/05/2026
Filed by CIK 0001926719
Persons authorized to receive notices and communications: Jaclyn Jesberger, ACRES Commercial Realty Corp., 390 RXR Plaza, Uniondale, New York (NY), 11556, (516) 535-0015

## Reporting persons
- ACRES Share Holdings, LLC (CIK 0001926719): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,171,112; sole dispositive power 0; shared dispositive power 1,171,112; aggregate amount beneficially owned 1,171,112 (16.07% of the class)
  Comment: The calculation of the foregoing percentage is based on 7,285,680 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 6, 2025.
- ACRES Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,171,112; sole dispositive power 0; shared dispositive power 1,171,112; aggregate amount beneficially owned 1,171,112 (16.07% of the class)
  Comment: The calculation of the foregoing percentage is based on 7,285,680 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 6, 2025.
- ACRES Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,171,112; sole dispositive power 0; shared dispositive power 1,171,112; aggregate amount beneficially owned 1,171,112 (16.07% of the class)
  Comment: The calculation of the foregoing percentage is based on 7,285,680 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 6, 2025.
- ACRES Capital Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,171,112; sole dispositive power 0; shared dispositive power 1,171,112; aggregate amount beneficially owned 1,171,112 (16.07% of the class)
  Comment: The calculation of the foregoing percentage is based on 7,285,680 shares of Common Stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 of ACRES Commercial Realty Corp. as filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ACRES Commercial Realty Corp.
Address of issuer's principal executive offices: 390 RXR Plaza, Uniondale, New York (NY), 11556
Comment:
EXPLANATORY NOTE

This Amendment No. 4 to the statement of beneficial ownership on Schedule 13D (this "Amendment") amends the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission on May 11, 2022 and amended on February 14, 2024, May 8, 2024 and November 6, 2025 (the "Schedule 13D"), relating to the shares of common stock, par value $0.001 (the "Common Stock"), of ACRES Commercial Realty Corp., a Maryland corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein in this Amendment shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 6, 2022, the Issuer granted 299,999 shares of common stock to ACRES Share Holdings, LLC an affiliate of the Manager under the ACRES Commercial Realty Corp. Manager Incentive Plan. On February 6, 2023, May 2, 2023, August 1, 2023, October 31, 2023 and February 9, 2024, the Issuer issued 17,780; 6,875; 14,226; 30,320 and 1,911 shares of common stock, respectively, to ACRES Share Holdings, LLC pursuant to the Management Agreement for incentive compensation. On May 7, 2024, the Issuer granted 295,237 shares of common stock to ACRES Share Holdings, LLC an affiliate of the Manager under the ACRES Commercial Realty Corp. Manager Incentive Plan. On March 5, 2026, the Issuer granted 204,765 shares of common stock to ACRES Share Holdings, LLC an affiliate of the Manager under the ACRES Commercial Realty Corp. Manager Incentive Plan.

(a) The Issuer will grant up to 333,333 restricted shares under the equity compensation plans to the Reporting Persons when each of the following book value targets are met: $21.00, $24.00, $27.00, $30.00, $33.00 and $36.00. In the second quarter of 2021 and in May 2022, restricted shares were issued to the Reporting Persons when the Issuer reported a book value of $21.00 and $24.00, respectively. On May 7, 2024, 295,237 restricted shares were issued to the Reporting Persons when the Issuer reported a book value of $27.00. Additionally, on March 5, 2026, 204,765 restricted shares were issued to the Reporting Persons when the Issuer reported a book value of $30.01.

(b) Not applicable

(c) Not applicable

(d) Not applicable

(e) Not applicable

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Not applicable

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) As of the date hereof, ACRES Share Holdings, LLC directly holds 1,171,112 shares of common stock. ACRES Share Holdings, LLC is a subsidiary of the Manager. Voting and dispositive power over shares held by the Manager are exercised by the board of directors of ACRES Capital Corp. Each of the five directors of ACRES Capital Corp., which include Messrs. Fentress and Fogel, Chairman and CEO/President, respectively, of the Issuer, has one vote, and the approval of a majority is required to approve an action. Under the so-called "rule of three" if voting and dispositive decisions regarding an entity's securities are made by three or more individuals, and voting or dispositive decisions require the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's securities.

The aggregate number and percentage of the shares of common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of common stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 7,285,680 shares of common stock outstanding, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 of ACRES Commercial Realty Corp., Inc. as filed with the Securities and Exchange Commission on November 6, 2025.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than ACRES Share Holdings, LLC which directly holds the shares of common stock reported on this Schedule 13D) is the beneficial owner of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- ACRES Share Holdings, LLC: /s/ Jaclyn Jesberger, Vice President (03/06/2026)
- ACRES Capital, LLC: /s/ Jaclyn Jesberger, Chief Legal Officer (03/06/2026)
- ACRES Holdings, LLC: /s/ Jaclyn Jesberger, General Counsel (03/06/2026)
- ACRES Capital Corp.: /s/ Jaclyn Jesberger, Secretary (03/06/2026)